UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*



                       Hollywood Entertainment Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   436141 10 5
                         ------------------------------
                                 (CUSIP Number)

                                December 31, 2000
            -------------------------------------------------------
            (Date of event Which requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G


--------------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
       Mark J. Wattles
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
2
--------------------------------------------------------------------------------


3     SEC USE ONLY
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

4     United States of America
--------------------------------------------------------------------------------
                       5   SOLE VOTING POWER
NUMBER OF
SHARES                     1,807,400
BENEFICIALLY OWNED BY  ---------------------------------------------------------
EACH REPORTING PERSON  6   SHARED VOTING POWER
WITH

                       ---------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           1,807,400
                       ---------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,807,400
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      3.8%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*


      IN
--------------------------------------------------------------------------------

                               Page 2 of 5 pages

Item 1.           Issuer

         (a)      The name of the Issuer is Hollywood Entertainment Corporation.

         (b) The Issuer's executive offices are located at 9275 SW Peyton Lane, Wilsonville, Oregon 97070.

Item 2.           Reporting Person and Security

         (a)      This Statement is filed by Mr. Mark J. Wattles, an individual.

         (b) Mr. Wattles' business address is 9275 SW Peyton Lane, Wilsonville, Oregon 97070.

         (c)      Mr. Wattles is a citizen of the United States of America.

         (d) This Statement relates to shares of Common Stock of Hollywood Entertainment Corporation.

         (e) The CUSIP number assigned to the Common Stock of the Issuer is 436141-10-5.

Item 3. Filings Pursuant to Rule 13d-1(b) or 13d-2(b) check whether the person filing is a:

         (a) / / Broker of dealer registered under Section 15 of the Exchange Act;

         (b)      / / Bank as defined in section 3(a)(6) of the Exchange Act;

         (c) / / Insurance company as defined in section 3(a)(19) of the Exchange Act;

         (d) / / Investment company registered under section 8 of the Investment Company Act of 1940;

         (e)      / / An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

         (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) / / A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

         (h) / / A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

         (j)      / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check
                  this box   / /

                               Page 3 of 5 pages

Item 4.           Ownership

         (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Wattles may be deemed to be the beneficial owner of a total of 1,807,400 shares of Issuer Common Stock. This amount includes 820,000 shares subject to options that are currently exercisable or become exercisable within 60 days of December 31, 2000.

         (b) Mr. Wattles' beneficial ownership of Issuer Common Stock represented approximately 3.8% of the 46,246,086 issued and outstanding shares on November 9, 2000, as reported in the Issuer's most recent quarterly report.

         (c) Mr. Wattles has sole power to vote or direct the voting and to dispose or to direct disposition of the outstanding shares that he beneficially owns.

Item 5.         Ownership of Five Percent or Less of a Class

        This statement is being filed to report that, as of the date hereof, Mr. Wattles has ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                Not applicable.

Item 8.         Identification and Classification of Members of the Group

                Not applicable.

Item 9.         Notice of Dissolution of Group

                Not applicable.

Item 10.        Certification

                Not applicable.



                               Page 4 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      February 9, 2001
                                             __________________________________
                                                            Date

                                              /s/MARK J. WATTLES
                                             __________________________________
                                                       Mark J. Wattles






























                               Page 5 of 5 pages